Exhibit 32
Aftermarket Enterprises, Inc.
933 S. 4th Street, Unit A * Grover Beach, CA * 93433
P (805) 547-6999 * F (866) 264-3107

November 10, 2010

Seale and Beers CPAs
50 S. Jones Blvd. Suite 202
Las Vegas, NV 89107

We are providing this letter in connection with your review of the consolidated balance sheet of Aftermarket Enterprises, Inc.  as of September 30, 2010 and the related consolidated statements of operations and cash flows for the three-month and nine-month periods then ended September 30, 2010, and September 30, 2009 for the purpose of determining whether any material modifications should be made to the interim financial information for it to conform with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation of the interim financial information in conformity with generally accepted accounting principles. We are also responsible for establishing and maintaining effective internal control over financial reporting.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of November 10, 2010, the following representations made to you during your review.

1)
The interim financial information referred to above has been prepared and presented in conformity with accounting principles generally accepted in the United States applicable to interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. The interim financial information has been prepared on a basis consistent with prior interim periods and years and includes all disclosures necessary and required to be included by the laws and regulations to which the Company is subject.

2)
We have designed our internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of interim financial information for external purposes in accordance with generally accepted accounting principles.

3)	We have made available to you all—

a)	Financial records and related data.

b)
Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. All significant board and committee actions are included in the summaries.

4)	There have been no communications from the SEC or other regulatory agencies regarding noncompliance with, or deficiencies, in financial reporting practices.

5)	There are no material transactions that have not been properly recorded in the accounting records underlying the interim financial information.

6)
We believe that the effects of any uncorrected financial statement misstatements aggregated by you during the current review engagement relating to the interim period(s) of the current year, as summarized in the accompanying schedule, are immaterial, both individually and in the aggregate, to the interim financial information taken as a whole.

7)	We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

8)	We have no knowledge of any fraud or suspected fraud affecting the Company involving:

a)	Management;

b)	Employees who have significant roles in internal control over financial reporting; or

c)	Others where the fraud could have a material effect on the interim financial information.

9)	We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

10)	The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

11)	The following have been properly recorded or disclosed in the interim financial information:

a)	Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

b)	Guarantees, whether written or oral, under which the Company is contingently liable.

c)
Significant estimates and material concentrations known to management that are required to be disclosed in accordance with FASB ASC 275 (formerly AICPA Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties).

12)	There are no:

a)	Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the interim financial information or as a basis for recording a loss contingency.

b)	Unasserted claims or assessments that are probable of assertion and must be disclosed in accordance with FASB ASC 450 (formerly FASB Statement No. 5, Accounting for Contingencies(link) ).

c)	Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450 (formerly FASB Statement No. 5 ).

13)
The Company has appropriately reconciled its general ledger accounts to their related supporting information. All reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the interim financial information. All intracompany (and intercompany) accounts have been eliminated or appropriately measured and considered for disclosure in the interim financial information.

14)	The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged as collateral.

15)	The company has complied with all aspects of contractual agreements that would have a material effect on the interim financial information in the event of noncompliance.

16)
Note 7, to the interim financial information discloses all of the matters of which we are aware that are relevant to the company’s ability to continue as a going concern, including significant conditions and events, and management’s plans.

17)	We have fully disclosed to you all sales terms, including all rights of return or price adjustments and all warranty provisions.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the interim financial information referred to above.

Adam Anthony, CEO Chief Executive Officer	Adam Anthony Chief Accounting Officer	Adam Anthony, CFO Chief Financial Officer